GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166
Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com
August 21, 2012
VIA FAX AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jessica Plowgian, Esq.
Attorney-Advisor
Division of Corporation Finance

Re:	IZEA, Inc.
Registration Statement on Form S-1 (No. 333-181916)
Ladies and Gentlemen:
On behalf of IZEA, Inc., we enclose IZEA's request for acceleration of the above-referenced Registration Statement to 5:00 p.m., New York City time, on Thursday, August 23, 2012, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission's letters to IZEA.
Please advise the undersigned of the effectiveness of the Registration Statement.
Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman
cc:    Mr. Edward H. (Ted) Murphy